UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

GlassBridge Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

377185202

(CUSIP Number)

GEORGE E. HALL

411 East 57th Street

New York, New York 10018

(212) 220-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377185202

1	NAME OF REPORTING PERSON

CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,096
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.35%
14	TYPE OF REPORTING PERSON

CO; IA

2

CUSIP No. 377185202

1	NAME OF REPORTING PERSON

GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,482
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.75%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 377185202

1	NAME OF REPORTING PERSON

CLINTON SPECIAL OPPORTUNITIES MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,063
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.22%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 377185202

1	NAME OF REPORTING PERSON

GEORGE E. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,578
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,578
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.14%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 377185202

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended to add the following:

Since the filing of Amendment No. 3, the Issuer effected, on August 20, 2019, a 1:200 reverse stock split of the Common Stock. Accordingly, the shares of Common Stock (the “Shares”) reported herein have been adjusted accordingly.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:
(i)	Clinton Group, Inc., a Delaware corporation (“CGI”), with respect to the Shares directly and beneficially owned by it and as the investment manager to Clinton Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (“CSO”);
(ii)	GEH Capital, Inc., a Delaware corporation (“GEHC”), with respect to the Shares directly and beneficially owned by it;
(iii)	CSO, with respect to the Shares directly and beneficially owned by it; and
(iv)	George E. Hall, a United States citizen (“Mr. Hall” and together with CGI, the “Clinton Reporting Persons”), who serves as Chief Executive Officer of CGI and who also indirectly owns GEHC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of CGI and GEHC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of Mr. Clinton and CGI is 510 Madison Avenue, 8th Floor, New York 10022. The address of the principal office of GEHC is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The address of the principal office of CSO is Grand Pavillion Commercial Center, 802 West Bay Road PO Box 2003, George Town KY1-1104, Cayman Islands.

6

CUSIP No. 377185202

(c)       The principal business of CGI is to provide investment management services to private individuals and institutions. The principal business of CSO and GEHC is investing in securities and engaging in all related activities and transactions. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

(d)       No Reporting Person, nor any person listed on Schedule B, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule B, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Clinton is a citizen of the United States of America. The citizenship of the persons listed on Schedule B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of CSO, GEHC and CGI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein or as set forth in Schedule A, which is incorporated by reference herein.

7,328 of the Shares held by the Clinton Reporting Persons had an original cost basis of $4,680,000 (excluding brokerage commissions). GEHC and CSO received 7,295 of such Shares from CGI and certain of its affiliates, including Madison Avenue Capital Holdings, Inc., which wholly-owns CGI, through assignments or distributions. The remaining 250 Shares held by CSO were acquired through the forgiveness of a loan in the principal amount of $500,000 plus interest, as further described below in Item 4.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective December 31, 2020, Clinton Relational Opportunity Partnership, L.P. (“Clinton Partnership”), CSO, CGI and Mr. Hall, on the one hand, and Robert G. Torricelli, on the other hand, entered into an agreement (the “Agreement”) pursuant to which CSO forgave a loan in the principal amount of $500,000 plus interest made by Mr. Torricelli to CSO in exchange for acquiring 250 Shares held by Mr. Torricelli, among other things. The following description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

7

CUSIP No. 377185202

In connection with the acquisition of Shares under the Agreement, the Reporting Persons received the consent of the Issuer required under the 382 Rights Agreement, dated as of August 7, 2015, by and between the Issuer and Wells Fargo Bank, N.A., as Rights Agent, to avoid triggering the issuance of any Rights (as defined therein) due to the transfer of such Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (d) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 25,170 Shares outstanding, as of October 31, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2020.

A.	CGI
(a)	As of the close of business on January 5, 2021, CGI beneficially owned directly 33 Shares. As the investment manager to CSO, CGI is also deemed to beneficially own the 1,063 Shares beneficially owned directly by CSO.

Percentage: 4.35%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,096 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,096
(c)	Except as otherwise disclosed herein, CGI has not entered into any transactions in the Shares during the past sixty days.
B.	GEHC
(a)	As of the close of business on January 5, 2021, GEHC beneficially owned 6,482 Shares.

Percentage: Approximately 25.75%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 6,482 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 6,482
(c)	GEHC has not entered into any transactions in the Shares during the past sixty days.
C.	CSO
(a)	As of the close of business on January 5, 2021, CSO beneficially owned 1,063 Shares.

Percentage: Approximately 4.22%

8

CUSIP No. 377185202

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,063 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,063
(c)	Except for the acquisition of 250 Shares in a private transaction with Mr. Torricelli, as further described in Item 4 above, CSO has not entered into any transactions in the Shares during the past sixty days.
D.	Mr. Hall
(a)	As the Chief Executive Officer of CGI and indirect owner of GEHC, Mr. Hall may be deemed the beneficial owner of the (i) 33 Shares owned directly by CGI, (ii) the 6,482 Shares owned directly by GEHC and (iii) the 1,063 Shares owned directly by CSO.

Percentage: Approximately 30.14%

(b)	1. Sole power to vote or direct vote: 7,578 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 7,578 4. Shared power to dispose or direct the disposition: 0
(c)	Except as otherwise disclosed herein, Mr. Hall has not entered into any transactions in the Shares during the past sixty days.

(d)       In connection with the Agreement, CSO and Mr. Torricelli entered into a Contingent Value Rights Agreement dated December 29, 2020 and effective December 31, 2020 (the “CVR Agreement”), in which Mr. Torricelli will be provided the right to payment of any dividends declared on the Shares until September 30, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Agreement as defined and described in Item 4 above is incorporated herein by reference.

The description of the CVR Agreement as defined and described in Item 5(d) above is incorporated herein by reference.

On January 5, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

9

CUSIP No. 377185202

Item 7.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
99.1	Agreement, dated December 29, 2020 and effective December 31, 2020, by and among the Clinton Group, Inc., Clinton Relational Opportunity Partnership, L.P., Clinton Special Opportunities Master Fund Ltd and George E. Hall.
99.2	Joint Filing Agreement by and among, the Clinton Group, Inc., GEH Capital, Inc., Clinton Special Opportunities Master Fund Ltd and George E. Hall, dated January 5, 2021.

10

CUSIP No. 377185202

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2021

Clinton Group, Inc.

By:	/s/ George E. Hall
	Name:	George E. Hall
	Title:	Chief Executive Officer and President

GEH Capital, Inc.

By:	/s/ George E. Hall
	Name:	George E. Hall
	Title:	Chief Executive Officer and President

Clinton Special Opportunities Master Fund Ltd

By:	Clinton Group, Inc., its Investment Advisor

By:	/s/ George E. Hall
	Name:	George E. Hall
	Title:	Chief Executive Officer

/s/ George E. Hall
George E. Hall

11

CUSIP No. 377185202

Schedule B

Directors and Officers of Clinton Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
George E. Hall Chief Executive Officer and President	Chairman of SportBLX, Inc.	411 East 57th Street New York, New York 10018	United States of America
John Hall Director	Chief Executive Officer of Sport BLX Asset Management	23 N Ward Avenue Rumson, New Jersey 07760	United States of America
Francis Ruchalski Director	Chief Financial Officer of Glassbridge Enterprises, Inc.	411 East 57th Street New York, New York 10018	United States of America

Directors and Officers of GEH Capital, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
George E. Hall Chief Executive Officer and President	Chairman of SportBLX, Inc.	411 East 57th Street New York, New York 10018	United States of America
John Hall Director	Chief Executive Officer of Sport BLX Asset Management	23 N Ward Avenue Rumson, New Jersey 07760	United States of America
Francis Ruchalski Director	Chief Financial Officer of Glassbridge Enterprises, Inc.	411 East 57th Street New York, New York 10018	United States of America